UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HF Foods Group Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

40417F109

(CUSIP Number)

Irrevocable Trust for Raymond Ni

6001 W. Market Street

Greensboro, NC 27409

(336) 268-2655

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON: Irrevocable Trust for Raymond Ni I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 82-7005844
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,591,553
	8	SHARED VOTING POWER: 6,035,200
	9	SOLE DISPOSITIVE POWER: 5,591,553
	10	SHARED DISPOSITIVE POWER: 6,035,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,035,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)	Percentage ownership set forth above is based on 53,844,492 shares of Common Stock of HF Foods Group Inc. issued and outstanding as of April 6, 2023, as reported by the Company.

1	NAMES OF REPORTING PERSON: Weihui Kwok
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 399,397
	8	SHARED VOTING POWER: 6,035,200
	9	SOLE DISPOSITIVE POWER: 399,397
	10	SHARED DISPOSITIVE POWER: 6,035,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,035,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Percentage ownership set forth above is based on 53,844,492 shares of Common Stock of HF Foods Group Inc. issued and outstanding as of April 6, 2023, as reported by the Company.

1	NAMES OF REPORTING PERSON: Yuanyuan Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 44,250
	8	SHARED VOTING POWER: 6,035,200
	9	SOLE DISPOSITIVE POWER: 44,250
	10	SHARED DISPOSITIVE POWER: 6,035,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,035,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Percentage ownership set forth above is based on 53,844,492 shares of Common Stock of HF Foods Group Inc. issued and outstanding as of April 6, 2023, as reported by the Company.

Item 1. Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) to the Statement of Beneficial Ownership on Schedule 13D filed on August 31, 2018 (the “Statement”) as amended by Amendment No. 1 thereto filed on May 5, 2023 (“Amendment No. 1”) relates to the Common Stock, par value $.0001 per share (the “Common Stock”), of HF Foods Group Inc., a corporation organized and existing under the laws of the State of Delaware (the “Issuer” or the “Company”).

Capitalized terms used herein that are not otherwise defined shall have the respective meanings assigned thereto in the Statement and/or in Statement No. 1.

Except as modified by the information provided in this Item 1, the information set forth in Item 1 of the Statement, as supplemented by the information that appeared in Item 1 of Amendments No. 1, is incorporated by reference herein in response to the disclosure requirements of Item 1 of Schedule 13D.

Item 2. Identity and Background.

The information set forth in Item 2 of the Statement, as supplemented by the information that appeared in Item 2 of Amendments No. 1, is incorporated by reference herein in response to the disclosure requirements of Item 2 of Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Statement, as supplemented by the information that appeared in Item 3 of Amendments No. 1, is incorporated by reference herein in response to the disclosure requirements of Item 3 of Schedule 13D.

Item 4. Purpose of Transaction.

The information set forth in Item 4 of the Statement, as supplemented by the information that appeared in Item 4 of Amendments No. 1, is incorporated by reference herein in response to the disclosure requirements of Item 4 of Schedule 13D, and is further amended and supplemented to add the following update:

On May 12, 2023, the Reporting Persons determined to withdraw their slate of nominees for election to the Board at the Annual Meeting. The Reporting Persons will not be soliciting any proxies in connection with the election of directors at the Annual Meeting. Notwithstanding the Reporting Persons’ withdrawal of director nominees, the Reporting Persons intend to monitor the situation at the Company closely and are concerned that the current Board is prioritizing self-preservation over the best interests of stockholders. The Board’s rejection of the Reporting Persons’ nominations, without identifying any specific deficiencies in the nomination notice, has only strengthened the Reporting Persons’ concerns regarding the direction of the Company under its current leadership. As such, the Reporting Persons will not hesitate to take any actions that they believe are necessary to protect the best interests of stockholders.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 5 of the Statement, as supplemented by the information that appeared in Item 5 of Amendments No. 1, is incorporated by reference herein in response to the disclosure requirements of Item 5 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of the Statement, as supplemented by the information that appeared in Item 6 of Amendments No. 1, is incorporated by reference herein in response to the disclosure requirements of Item 6 of Schedule 13D.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: May 12, 2023

/s/ Weihui Kwok
Weihui Kwok

/s/ Yuanyuan Wu
Yuanyuan Wu

/s/ Fai Lam
Irrevocable Trust for Raymond Ni
Name:	Fai Lam, Trustee